                                                                    Ex 26(d)(31)

SPOUSE[/DOMESTIC PARTNER] COVERAGE RIDER
                                                           [MINNESOTA LIFE LOGO]
MINNESOTA LIFE INSURANCE COMPANY, a Securian Financial Group affiliate
400 Robert Street North - St. Paul, Minnesota 55101-2098

GENERAL INFORMATION

This agreement amends the group policy to which it is attached, and is issued in consideration of the timely payment of the required premium. This agreement is subject to every term, condition, limitation, and provision of the group policy unless otherwise expressly provided herein. Minnesota Life Insurance Company is a subsidiary of Minnesota Mutual Companies, Inc, a mutual insurance holding company. The policyholder is a member of Minnesota Mutual Companies, Inc., which holds its annual meetings on the first Tuesday in March of each year at 3:00 p.m. local time. The meetings are held at 400 Robert Street North, St. Paul, Minnesota 55101-2098.

WHAT IS THE PURPOSE OF THIS AGREEMENT?

This agreement makes available variable universal life insurance on the life of the eligible employee's eligible spouse. [Domestic partners of all employees except employees of Personal Finance Company ("PFC") may also be eligible. Domestic partners of employees of Personal Finance Company are not eligible.]

DEFINITIONS

For purposes of construing the terms and conditions of coverage for spouses [or domestic partners] under the terms of the group policy, the terms and definitions listed below are used in place of the terms and definitions stated in the policy:

[DOMESTIC PARTNER

A person in a domestic partnership with an eligible employee where the two partners live together in a committed relationship, have some type of financial interdependence and are of the same gender. An employee and his or her domestic partner must have a Domestic Partner Affidavit on file with the plan sponsor attesting that they:

     (1)  are at least 18 years of age; and

     (2) are each other's sole domestic partner and intend to remain so indefinitely; and

     (3) reside together as if married and intend to continue to do so indefinitely; and

     (4)  are both legally capable to enter into a contract; and

     (5)  share financial responsibilities and expenses; and

     (6)  are not legally married to or the domestic partner of anyone else; and

     (7) are not related by blood any closer than permitted by marriage law in their state of residence; and

     (8) are not in a relationship solely for the purpose of obtaining benefits.

The above conditions are required to have been met for at least 12 consecutive months prior to enrollment in the group life insurance plan.]

[ELIGIBLE INSURED

An individual who is under age 95 and either:

     (1)  an eligible spouse as defined in this rider[; or

     (2) an eligible domestic partner (other than a domestic partner of a PFC employee) as defined in this rider.]

     A spouse or domestic partner who is insured under Minnesota Life Group Universal Life Insurance Policy number 50008-G is not eligible to be insured under this group policy.]

[SPOUSE

A person who is legally married to an eligible employee.]


/s/ Dennis E. Prohofsky                                    /s/ Robert L. Senkler
-----------------------                                    ---------------------
Secretary                                                              President

                                      1